

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Spiro Sakiris
Chief Financial Officer
GBS Inc.
WeWork c/o GBS Inc.
142 West, 57th Street, 11th Floor
New York, New York 10019

> **Re: GBS Inc.**
> **10-K for the Fiscal Year Ended June 30, 2022**
> **Filed September 22, 2022**
> **File No. 001-39825**

Dear Spiro Sakiris:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services